

Bianca Goodloe · 3rd

Entertainment Law and Film Finance Attorney
Los Angeles, California, United States · **Contact info**

500+ connections

Connect   🔒 Message   More

Goodloe Law

 New York Law School

---

Experience

Managing Partner
Goodloe Law
2004 – Present · 17 yrs
Los Angeles, California

Membership: CA and NY Bar Associations, and EU Foreign Registered Advocate.

Specialization: Structuring private equity for investment in feature films between 1M-20M, facilitating and negotiating debt financing (senior, mezzanine, bridge, P&A), strategic co-production financing, collateralized pre-sales, monetized tax incentives; International multi-media distribution arrangements. Corporate establishment, talent negotiation, production legal, merchandising, etc.

...see more

 **Associate (Berlin, Prague)**
Linklaters
2000 – 2004 · 4 yrs

 **Summer Associate**
Weil Gotshal and Manges
Jun 1998 – Sep 1998 · 4 mos

 **Development**
Mandalay Pictures
1995 – 1996 · 1 yr

 **Business Affairs Intern**
Empire Entertainment Inc.
1994 – 1995 · 1 yr
Greater New York City Area

Education

 **New York Law School**
Juris Doctorate, Law

 **University College London, U. of London**
Juris Doctorate, International Law and Legal Studies

New York University
B.A., economics, film

currently an adjunct professor at NYU and UCLA

Show 2 more education ⌄

Skills & endorsements

Intellectual Property · 99+

Endorsed by **Patrice Vanderbeeken, who is highly skilled at this**

Corporate Law · 99+

Jon Barnes us and 99+ connections have given endorsements for this skill

Private Equity · 99+

 Endorsed by **Terence Robinson and 2 others** who are highly skilled at this

Show more ⌄

Recommendations

Received (3)   Given (2)

 **Abraham Taylor**
Co-Founder at Bright Path Strong
May 1, 2013, Abraham was a client of Bianca's

 **Max Bartoli**
Member at Top Tier Impact
February 24, 2013, Max was a client of Bianca's

If you live in Hollywood you must hear people saying "I've got the best lawyer in town" hundred times a day. I don't know if Bianca Goodloe is the best in town, even assuming there is a 1st place for entertainment lawyers, but what I know is that Bianca is a superlative lawyer and a real force of nature! Always s... See more

Show more ⌄

Interests